Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	June 9, 2023

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to June 8, 2023, we sold a total of 3,237,347 shares of common stock at a weighted average price of $13.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $42.6 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

May 2023 Financial Update
On June 9, 2023, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of May 31, 2023 is between $8.04 and $8.14. This estimate is not a comprehensive statement of our financial condition or results for the month ended May 31, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending July 31, 2023, which will be reported in our monthly report on Form N-PORT.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after May 31, 2023 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by rising interest rates and elevated inflation rates, the ongoing war between Russia and Ukraine, instability in the U.S. and international banking systems, the risk of recession and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this May 2023 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Second Fiscal Quarter and Fiscal 2023 Financial Results
SECOND QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $3.6 million, or $0.35 per common share, for the fiscal quarter ended April 30, 2023. This compares to NII of $3.8 million, or $0.41 per common share, for the fiscal quarter ended January 31, 2023. The decrease in net investment income was primarily due to a decrease in the portfolio’s earned investment yield.
•Core net investment income (“Core NII”)1 of $6.1 million, or $0.59 per common share, for the fiscal quarter ended April 30, 2023. Core NII increased $2.4 million, or $0.21 per common share, from the prior quarter. The increase in Core NII was primarily due to an increase in CLO equity waterfall payments driven by the slowing pace of interest rate increases.
•Net asset value (“NAV”) per common share of $8.48 as of April 30, 2023, a decrease from $10.13 as of January 31, 2023.
•As of April 30, 2023, the weighted average effective yield of our investment portfolio at amortized cost was 14.58%.
OTHER RECENT EVENTS
•On June 1, 2023, OFS Credit’s board of directors declared a quarterly distribution of $0.55 per share of common stock for the fiscal quarter ending July 31, 2023. The distribution is payable on July 31, 2023 in cash or shares of our common stock to stockholders of record as of June 14, 2023. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.
•On June 1, 2023, OFS Credit’s board of directors also declared monthly cash distributions on our Series B Term Preferred Stock, Series C Term Preferred Stock, Series D Term Preferred Stock and Series E Term Preferred Stock.
•Also on June 1, 2023, OFS Credit’s board of directors approved an amended and restated dividend reinvestment plan (“Amended Dividend Reinvestment Plan”). For stockholders participating in the Amended Dividend Reinvestment Plan, the number of shares to be issued to a stockholder in connection with any cash distribution will now be determined by dividing the total dollar amount of the distribution payable to such stockholder by an amount equal to ninety five percent (95%) of the market price per share of common stock at the close of regular trading on the Nasdaq Capital Market on the valuation date fixed by OFS Credit’s board of directors for such distribution. The investment feature of the Amended Dividend Reinvestment Plan will be suspended for common stock distributions payable in cash and common stock.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data) (unaudited)
	As of April 30, 2023	As of January 31, 2023
Investment portfolio, at fair value	$ 142.6	$ 151.1
NAV per common share	8.48	10.13

For the Fiscal Quarter Ended
(Per common share)	April 30, 2023	January 31, 2023
Net investment income	$ 0.35	$ 0.41
Net unrealized gain (loss) on investments	(1.49)	0.35
Total earnings (loss)	$ (1.14)	$ 0.76

Core NII — Non-GAAP[1]
Net investment income	$ 0.35	$ 0.41
CLO equity adjustments	0.24	(0.03)
Core NII	$ 0.59	$ 0.38
1 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
PORTFOLIO AND INVESTMENT ACTIVITIES
As of April 30, 2023, the total fair value of our investment portfolio was approximately $142.6 million, which was equal to approximately 76% of amortized cost. Although new primary market CLO issuance has declined due to current economic and market conditions, we continue to evaluate new investment opportunities, in both the primary and secondary markets, and intend to deploy capital into investments that we believe will generate attractive risk-adjusted returns. Subsequent to April 30, 2023, we deployed $6.7 million into new CLO investments.

Portfolio Overview
($ in millions)	As of April 30, 2023	As of January 31, 2023
Investment portfolio, at fair value	$ 142.6	$ 151.1
Total number of portfolio companies	69	67
Weighted-average effective yield	14.58%	15.64%

	For the Fiscal Quarter Ended
Portfolio Activity ($ in millions)	April 30, 2023	January 31, 2023
CLO equity investments	$ —	$ 3.9
CLO debt investments	9.6	1.9
Loan accumulation facility investments	0.1	—
Total investments	$ 9.7	$ 5.8

	As of April 30, 2023
Portfolio Composition ($ in millions)	Cost	Fair Value
CLO equity investments	$ 165.3	$ 120.3
CLO debt investments	14.1	14.0
Loan accumulation facility investments	7.5	7.4
Other CLO equity-related investments	0.9	0.9
Total investments	$ 187.8	$ 142.6

RESULTS OF OPERATIONS
Interest Income
For the fiscal quarter ended April 30, 2023, interest income decreased by $0.6 million compared to the prior quarter to $6.9 million, primarily due to a decline in the portfolio’s earned investment yield.
Expenses
For the fiscal quarter ended April 30, 2023, total expenses decreased by $0.3 million compared to the prior quarter to $3.3 million, primarily due to decreases in excise tax and incentive fees.
Net realized and unrealized gain (loss)
For the fiscal quarter ended April 30, 2023, net change in unrealized depreciation of $15.2 million was primarily due to certain issuer-specific declines and broader declines in CLO equity securities that are not directly correlated to declines in underlying loan prices.
DISTRIBUTIONS
On June 1, 2023, our board of directors declared the following distribution on shares of our common stock.

Record Date	Payable Date	Distribution Per Common Share[2]
June 14, 2023	July 31, 2023	$0.55
2 The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon each stockholder's election as well as the elections of other stockholders, subject to the pro-rata limitation. Participants in the Company’s dividend reinvestment plan will also receive an election form. The investment feature of the dividend reinvestment plan will be suspended for the common stock distribution payable in cash and common stock on July 31, 2023 and will be reinstated after the distribution has been completed.
On June 1, 2023, our board of directors declared the following cash distributions on preferred shares.

Description	Record Date	Payable Date	Distribution Per Preferred Share
Series B Term Preferred Stock	August 24, 2023	August 31, 2023	$0.1375
	September 22, 2023	September 29, 2023	0.1375
	October 24, 2023	October 31, 2023	0.1375

Series C Term Preferred Stock	August 24, 2023	August 31, 2023	$0.1276042
	September 22, 2023	September 29, 2023	0.1276042
	October 24, 2023	October 31, 2023	0.1276042
	November 23, 2023	November 30, 2023	0.1276042
	December 22, 2023	December 29, 2023	0.1276042
	January 24, 2024	January 31, 2024	0.1276042

Series D Term Preferred Stock	August 24, 2023	August 31, 2023	$0.125
	September 22, 2023	September 29, 2023	0.125
	October 24, 2023	October 31, 2023	0.125
	November 23, 2023	November 30, 2023	0.125
	December 22, 2023	December 29, 2023	0.125
	January 24, 2024	January 31, 2024	0.125

Series E Term Preferred Stock	August 24, 2023	August 31, 2023	$0.109375
	September 22, 2023	September 29, 2023	0.109375
	October 24, 2023	October 31, 2023	0.109375
	November 23, 2023	November 30, 2023	0.109375
	December 22, 2023	December 29, 2023	0.109375
	January 24, 2024	January 31, 2024	0.109375

OFS Credit Company, Inc.
Statement of Assets and Liabilities

As of April 30, 2023
(unaudited)
Assets:
Investments, at fair value (amortized cost of $187,809,208)	$ 142,583,099
Cash	16,668,884
Interest receivable	608,344
Other assets	170,062
Total assets	160,030,389

Liabilities:
Preferred stock (net of deferred issuance costs of $1,463,537)	62,536,463
Payable to adviser and affiliates	2,326,371
Payable for investment purchased	2,958,647
Accrued professional fees	328,500
Other liabilities	104,783
Total liabilities	68,254,764

Net assets	$ 91,775,625

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 10,816,509 shares issued and outstanding	$ 10,817
Paid-in capital in excess of par	122,307,427
Total accumulated losses	(30,542,619)
Total net assets	$ 91,775,625

Net asset value per share	$ 8.48

OFS Credit Company, Inc.
Statements of Operations

	Three Months Ended	Six Months Ended
	April 30, 2023	April 30, 2023
	(unaudited)	(unaudited)
Investment income:
Interest income	$ 6,908,517	$ 14,388,105

Operating expenses:
Interest expense	1,021,241	2,042,482
Management fees	688,480	1,419,181
Incentive fees	902,825	1,863,890
Administration fees	279,852	569,247
Professional fees	174,628	392,581
Excise tax	60,000	300,000
Other expenses	170,188	345,163
Total operating expenses	3,297,214	6,932,544

Net investment income	3,611,303	7,455,561

Net realized and unrealized loss:
Net change in unrealized depreciation on investments	(15,180,424)	(11,867,718)
Net realized and unrealized loss	(15,180,424)	(11,867,718)

Net decrease in net assets resulting from operations	$ (11,569,121)	$ (4,412,157)

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).
Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended April 30, 2023 and January 31, 2023 (unaudited):

	For the Fiscal Quarter Ended April 30, 2023		For the Fiscal Quarter Ended January 31, 2023
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$ 3,611,303	$ 0.35	$ 3,844,260	$ 0.41
CLO equity adjustments	2,439,456	0.24	(222,342)	(0.03)
Core NII	$ 6,050,759	$ 0.59	$ 3,621,918	$ 0.38

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our semi-annual report on Form N-CSR for the six month period ended April 30, 2023 (filed with the SEC on June 6, 2023). Any statement contained in such semi- annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such semi-annual report on Form N-CSR.